Vin Social
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		39,962.52
Adjustments to reconcile Net Income to Net Cash provided by operations:		
12100 Accounts Receivable		2,726.83
13100 Inventory -Finished Goods		-12,100.04
13200 Wine Inventory		-119,786.52
13300 Inventory - Other Supplies		-580.45
21100 Accounts Payable		-34,477.73
22215 Customer Deposits		-435,103.50
22250 RBS Citizens		-60,990.14
22260 Fundfi		0.00
22330 Accrued Sales and Excise Taxes		357.65
23225 Event Revenue		-975,120.36
Customer Deposits:Box Deposit		549,428.48
Customer Deposits:Event Fee Deposit		730,790.00
Customer Deposits:Shipping		163,912.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**190,943.18**
Net cash provided by operating activities	**-$**	**150,980.66**
FINANCING ACTIVITIES		
24500 Expansion Capital		-106,333.19
31105 Paid-in Capital		49.97
31110 Owners Draw		43,148.25
31200 Preferred Stock		332,767.69
Net cash provided by financing activities	**$**	**269,632.72**
Net cash increase for period	**$**	**118,652.06**
Cash at beginning of period		22,469.64
Cash at end of period	**$**	**141,121.70**

Tuesday, Apr 26, 2022 03:16:16 PM GMT-7